
   FORM 4                           U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                        Washington, D.C. 20549                              OMB APPROVAL
   no longer subject             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB No.                   3235-0287
   to Section 16.                                                                     Expires:         September 30, 1998
   Form 4 or Form 5            Filed pursuant to Section 16(a) of the Securities      Estimated
   obligations may                Exchange Act of 1934, Section 17(a) of the          average
   continue.                      Public Utility Holding Company Act of 1935          burden hrs.
   See Instruction 1(b).    or Section 30(f) of the Investment Company Act of 1940    per response                    0.5
1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                             CONSOLIDATED CAPITAL PROPERTIES 3           to Issuer
        Insignia Properties, L.P.
------------------------------------        --------------------------------------
  (Last)    (First)     (MI)             3) IRS Or Social      4) Statement for          [ ]Director         [X] 10% Owner
                                            Security Number       Month/Year             [ ]Officer          [ ] Other
One Insignia Financial Plaza                of Reporting
P.O. Box 1089                               Person                    MAY 1998
-------------------------------------       (Voluntary)            -------------         ----------------------------------
  (Street)                                                     5) If Amendment,       7) Individual or Joint/Group Filing
                                                                  Date, of
Greenville, SC 29602                                              Original               [ ] Form filed by One Reporting Person
-------------------------------------                             (Month/Year)           [X] Form filed by More than One
  (City)    (State)     (Zip)                                                                Reporting Person

              TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              --------------------------------------------------------------------------------
1) Title of Security        2) Transaction 3) Trans-      4)Security Acquired     5) Amount of   6) Ownership    7) Nature of
        (Instr. 3)              Date          action        or Disposed              Securities     Form:           Indirect
                                (Month/       Code          of (D)                   Benefically    Direct (D)      Beneficial
                                Day/Year)     (Inst.8)      (Inst. 3, 4 & 5)         Owned at       or              Ownership
                                              ---------     ----------------------   End of         Indirect        (Inst. 4)
                                              Code    V     Amount    (A)    Price   Month          (I)
                                                                      (D)            (Inst. 3&4)    (Inst. 4)
------------------------------------------------------------------------------------------------------------------------------
LIMITED PARTNERSHIP UNITS       5/20/98        P            30.00      A     31.00                      D
------------------------------------------------------------------------------------------------------------------------------
                                               P            12.00      A     38.04     43,454.60        D
------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                 SEC 1474 (7-96)

<capiton>

 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
        --------------------------------------------------------------
1) Title of Derivative Security   2) Conversion   3) Transaction  4) Transaction 5) Number of Derivative 6) Date
    (Inst. 3)                        or Exercise     Date            Code           Securities Acquired     Exercisable
                                     Price of        (Month/         (Inst.8)       (A) or Disposed         and Expiration
                                     Derivative      Day/Year)                      of (D)                  Date (Month/
                                     Security                                       (Inst. 3, 4 & 5)        Day/Year)
                                                                     -----------    --------------------    ----------------------
                                                                     Code      V     (A)          (D)       Date        Expiration
                                                                                                            Exercisable Date
----------------------------------------------------------------------------------------------------------------------------------

7) Title and Amount of        8) Price of      9) Number of     10) Ownership      11) Nature of Indirect
    Underlying Securities        Derivative       Derivative        Form of            Beneficial
    (Inst. 3 & 4)                Security         Securities        Derivative         Ownership
                                 (Inst. 5)        Beneficially      Security:          (Inst. 4)
                                                  Owned at          Direct (D) or
                                                  End of Month      Indirect (I)
                                                  (Instr. 4)        (Instr. 4)
   -------------------------
                   Amount or
      Title         Number
                   of Shares
----------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:
-------------------------

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
    --------------------------
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
    -------------------
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
    --------------------
     Andrew L. Farkas


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).


/s/ William H. Jarrard, Jr.         June 10, 1998
---------------------------         -------------
**Signature of Reporting Person     Date:

By:  William H. Jarrard, Jr.


                                                                 SEC 1474 (8/92)

                                                                        MAY-1998